UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 6)

BioSource International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09066H104

(CUSIP Number)

Genstar Capital LLC

4 Embarcadero Center, Suite 1900

San Francisco, California 94111

(415) 834-2350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Scott R. Haber

Latham & Watkins LLP

505 Montgomery Street, Suite 1900

San Francisco, California 94111-2562

(415) 391-0600

June 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 09066H104	Page 2 of 17 Pages

1.	Name of Reporting Person Genstar Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -0- shares of Common Stock

  8.    Shared Voting Power

                -3,295,351- shares of Common Stock (includes 1,262,542 shares of Common Stock             issuable upon exercise of Warrants)

  9.    Sole Dispositive Power

                -0- shares of Common Stock

10.    Shared Dispositive Power

                -3,295,351- shares of Common Stock (includes 1,262,542 shares of Common Stock             issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -3,295,351- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 30.8%
14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 09066H104	Page 3 of 17 Pages

1.	Name of Reporting Person Genstar Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -0- shares of Common Stock

  8.    Shared Voting Power

                -3,295,351- shares of Common Stock (includes 1,262,542 shares of Common Stock             issuable upon exercise of Warrants)

  9.    Sole Dispositive Power

                -0- shares of Common Stock

10.    Shared Dispositive Power

                -3,295,351- shares of Common Stock (includes 1,262,542 shares of Common Stock             issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -3,295,351- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 30.8%
14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 09066H104	Page 4 of 17 Pages

1.	Name of Reporting Person Stargen II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -0- shares of Common Stock

  8.    Shared Voting Power

                -58,838- shares of Common Stock (includes 24,458 shares of Common Stock             issuable upon exercise of Warrants)

  9.    Sole Dispositive Power

                -0- shares of Common Stock

10.    Shared Dispositive Power

                -58,838- shares of Common Stock (includes 24,458 shares of Common Stock             issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -58,838- shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 09066H104	Page 5 of 17 Pages

1.	Name of Reporting Person Jean-Pierre L. Conte
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only PF,AF
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -46,000- shares of Common Stock (includes 16,000 shares of Common Stock issuable upon exercise of stock options)

  8.    Shared Voting Power

                -3,354,189- shares of Common Stock (includes 1,287,000 shares of Common Stock             issuable upon exercise of Warrants)

  9.    Sole Dispositive Power

                -46,000- shares of Common Stock (includes 16,000 shares of Common Stock issuable upon exercise of stock options)

10.    Shared Dispositive Power

                -3,354,189- shares of Common Stock (includes 1,287,000 shares of Common Stock             issuable upon exercise of Warrants)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

-3,400,189- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants and 16,000 shares of Common Stock issuable upon exercise of stock options)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 31.6%
14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 09066H104	Page 6 of 17 Pages

1.	Name of Reporting Person Richard F. Hoskins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -16,667- shares of Common Stock

  8.    Shared Voting Power

                -3,354,189- shares of Common Stock (includes 1,287,000 shares of Common Stock             issuable upon exercise of Warrants)

  9.    Sole Dispositive Power

                -16,667- shares of Common Stock

10.    Shared Dispositive Power

                -3,354,189- shares of Common Stock (includes 1,287,000 shares of Common Stock             issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -3,370,856- shares of Common Stock (includes 1,287,000 shares of Common Stock isuable upon exercise of Warrants)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 09066H104	Page 7 of 17 Pages

1.	Name of Reporting Person Richard D. Paterson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -16,667- shares of Common Stock

  8.    Shared Voting Power

                -3,354,189- shares of Common Stock (includes 1,287,000 shares of Common Stock             issuable upon exercise of Warrants)

  9.    Sole Dispositive Power

                -16,667- shares of Common Stock

10.    Shared Dispositive Power

                -3,354,189- shares of Common Stock (includes 1,287,000 shares of Common Stock             issuable upon exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -3,370,856- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 09066H104	Page 8 of 17 Pages

1.	Name of Reporting Person Robert J. Weltman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                -19,333- shares of Common Stock (includes 16,000 shares of Common Stock issuable upon exercise of stock options)

  8.    Shared Voting Power

                -0- shares of Common Stock

  9.    Sole Dispositive Power

                -19,333- shares of Common Stock (includes 16,000 shares of Common Stock issuable upon exercise of stock options)

10.    Shared Dispositive Power

                -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -19,333- shares of Common Stock (includes 16,000 shares of Common Stock issuable upon exercise of stock options)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person IN

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2000, as amended (collectively, the “Schedule 13D”) by Genstar Capital LLC, a Delaware limited liability company (“Genstar Capital”), Genstar Capital Partners II, L.P., a Delaware limited partnership (“Genstar Capital Partners”), Stargen II LLC, a Delaware limited liability company (“Stargen”), Jean-Pierre L. Conte, an individual (“Mr. Conte”), Richard F. Hoskins, an individual (“Mr. Hoskins”), Richard D. Paterson, an individual (“Mr. Paterson”), and Robert J. Weltman, an individual (“Mr. Weltman”), and, together with Genstar Capital, Genstar Capital Partners, Stargen, Mr. Conte, Mr. Hoskins and Mr. Paterson, the “Reporting Persons”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of BioSource International, Inc., a Delaware corporation (“BioSource” or the “Company”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 4 and 6 to the Schedule 13D are hereby amended to add the following information:

Pursuant to Amendment No. 1 to Warrant to Purchase Common Stock of BioSource International, Inc. issued to Genstar Capital Partners, dated June 7, 2004 (the “Genstar Warrant Amendment”), and Amendment No. 1 to Warrant to Purchase Common Stock of BioSource International, Inc. issued to Stargen, dated June 7, 2004 (the “Stargen Warrant Amendment”), (i) the term of each Warrant was extended two years to expire on February 15, 2007 and (ii) the exercise price of each warrant was increased to $9 per share. A copy of each Amendment is attached hereto as Exhibits 4 and 5, respectively, and each is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended in relevant part to add the following information:

(a) and (b). Genstar Capital Partners beneficially owns 3,295,351 shares of Common Stock (including 1,262,542 shares of common stock issuable upon exercise of Warrants), which represents 30.8% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners). Stargen beneficially owns 58,838 shares of Common Stock (including 24,458 shares of common stock issuable upon exercise of Warrants), which represents 0.6% of the Common Stock outstanding (assuming exercise of the Warrants held by Stargen). In addition to the Shares beneficially owned by Genstar Capital Partners and Stargen, Mr. Conte holds 30,000 shares of Common Stock in revocable trusts for the benefit of Mr. Conte and his wife. Mr. Conte also holds options to purchase 16,000 shares of Common Stock. Mr. Hoskins holds 16,667 shares of Common Stock in a revocable trust for the benefit of Mr. Hoskins and his family. Mr. Paterson holds 16,667 shares of Common Stock in a revocable trust for the benefit of Mr. Paterson and his family. Mr. Weltman beneficially owns 3,333 shares of Common Stock directly. Mr. Weltman also holds options to purchase 16,000 shares of common stock. In the aggregate, the Reporting Persons beneficially own 3,452,856 shares of Common Stock, which represents 32.2% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners and Stargen and exercise of the stock options held by Mr. Conte and Mr. Weltman).

Genstar Capital Partners has the sole power to dispose or direct the disposition of the Warrants and shares of Common Stock which it holds directly or the shares of Common Stock issued upon exercise of such Warrants. Genstar Capital Partners does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Genstar Capital Partners has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

Genstar Capital is the sole general partner of Genstar Capital Partners and in such capacity may be deemed to have the power to dispose or direct the disposition of the Warrants and shares of Common Stock held by Genstar Capital Partners, and shares of Common Stock which Genstar Capital Partners would hold upon exercise of such Warrants, and to vote or direct the vote of such shares of Common Stock.

Stargen has the sole power to dispose or direct the disposition of the Warrants and shares of Common Stock which it holds directly and the shares of Common Stock issued upon exercise of such Warrants. Stargen does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Stargen has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

Messrs. Conte, Hoskins and Paterson are the managers and managing directors of Genstar Capital and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen, and in such capacity may be deemed to have the power to dispose or direct the disposition of the Warrants and shares of Common Stock held by the Investors, and shares of Common Stock which the Investors would own upon exercise of such Warrants, and may be deemed to have the power to vote or direct the vote of such shares of Common Stock. Mr. Weltman is a Vice President and a member (but not a managing member) of Genstar Capital and a member (but not a managing member) of Stargen. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital or Stargen. Mr. Weltman disclaims that he beneficially owns any shares of Common Stock beneficially owned by Genstar Capital Partners or Stargen, except to the extent of his economic interest therein.

Mr. Conte has the sole power to dispose or direct the disposition of, and to vote or direct the vote of, 15,000 of the shares of Common Stock that he holds in trust for the benefit of himself and his wife, and shared power with his wife to dispose or direct the disposition of, and to vote or direct the vote of, the remaining 15,000 of the shares of Common Stock that he holds in trust for the benefit of himself and his wife. Each of Messrs. Hoskins and Paterson has the sole power to dispose or direct the disposition of, and to vote or direct he vote of, the shares of Common Stock that each of them holds in trust for the benefit of himself and his family. Mr. Weltman has the sole power to dispose or direct the disposition of, and to vote or direct the vote of, the shares of Common Stock that he holds directly.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in BioSource, but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) (i) Pursuant to the Genstar Warrant Amendment, Warrants to Purchase 1,262,542 shares of Common Stock of BioSource International, Inc. issued to Genstar Capital Partners were amended to increase the exercise price to $9.00 per share and to extend the expiration date to February 15, 2007, and (ii) Pursuant to the Stargen Warrant Amendment, Warrants to Purchase 24,458 shares of Common Stock of BioSource International, Inc. issued to Stargen II LLC were amended to increase the exercise price to

$9.00 per share and to extend the expiration date to February 15, 2007. The Amendments occurred on June 7, 2004. A copy of each Amendment is attached hereto as Exhibits 4 and 5, respectively, and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (incorporated by reference to the Schedule 13D).

Exhibit 2	Power of Attorney for Robert J. Weltman (incorporated by reference to the Schedule 13D).

Exhibit 3	Power of Attorney for each of Messrs. Hoskins and Paterson (incorporated by reference to Amendment No. 5 to Schedule 13D).

Exhibit 4	Amendment No. 1 to Warrant to Purchase Common Stock of BioSource International, Inc., issued to Genstar Capital Partners II, L.P.

Exhibit 5	Amendment No. 1 to Warrant to Purchase Common Stock of BioSource International, Inc., issued to Stargen II LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2004

GENSTAR CAPITAL LLC

By:	/s/ Jean-Pierre L. Conte
Name:	Jean-Pierre L. Conte
Its:	Managing Member

GENSTAR CAPITAL PARTNERS II, L.P.

By:	Genstar Capital LLC, its general partner

By:	/s/ Jean-Pierre L. Conte
Name:	Jean-Pierre L. Conte
Its:	Managing Member

STARGEN II LLC

By:	/s/ Jean-Pierre L. Conte
Name:	Jean-Pierre L. Conte
Its:	Member

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte
Attorney-in-fact for Richard F. Hoskins

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte
Attorney-in-fact for Richard D. Paterson

/s/ Jean-Pierre L. Conte
Jean-Pierre L. Conte
Attorney-in-fact for Robert J. Weltman

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to the Schedule 13D).

Exhibit 2	Power of Attorney for Robert J. Weltman (incorporated by reference to the Schedule 13D).

Exhibit 3	Power of Attorney for each of Messrs. Hoskins and Paterson (incorporated by reference to Amendment No. 5 to Schedule 13D).

Exhibit 4	Amendment No. 1 to Warrant to Purchase Common Stock of BioSource International, Inc., issued to Genstar Capital Partners II, L.P.

Exhibit 5	Amendment No. 1 to Warrant to Purchase Common Stock of BioSource International, Inc., issued to Stargen II LLC.